

Mail Stop 7010

May 18, 2006

Mr. John Supan
Interim Chief Financial Officer
Peak International Ltd.
38507 Cherry Street
Unit G, Newark, California 94560

>   **RE:** **Form 10-K for the Fiscal Year ended March 31, 2005**
>   **Forms 10-Q for the Fiscal Quarters ended June 30, 2005, September
>   30, 2005 and December 31, 2005**
>   **File No. 0-29332**

Dear Mr. Supan:

 We have reviewed your response letter dated May 11, 2006 and have the
following additional comments. If you disagree with a comment, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

 Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended December 31, 2005

Notes to Financial Statements

1. We have reviewed your response to comment 2. You state that the gain of $2,189,000 is related to a sale of a subsidiary. Please tell us how you determined it is not appropriate to report the sale of this subsidiary as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144 or revise your presentation.

    We remind you that paragraph 25 of FASB Concepts Statement No. 6 states that assets are probable future economic benefits obtained or controlled by an entity as a result of past transactions. In your response dated April 14, 2006 you state that approximately $1,282,000 of the proceeds is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending the first quarter of fiscal 2008. Given that it appears you lack control over this portion of the proceeds from the sale of a subsidiary, it is not clear how you determined it is appropriate to record this amount as an asset.

    It appears that you will only receive the $1,282,000 of proceeds from the sale of a subsidiary if no contingencies arise in the period ending the first quarter of fiscal 2008. Given the contingent nature of this amount, it is not clear how you determined it was appropriate to record the $1,282,000 as a gain during the quarter ended June 30, 2005. Refer to paragraph 17 of SFAS 5.

    Please revise your financial statements for the nine months ending December 31, 2005 to exclude the $1,282,000 cash held in escrow from your determination of the gain on sale of a subsidiary as well as from restricted cash, or further explain how your accounting treatment of this amount is appropriate.

*   *   *   *

    Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief